SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from to

Commission file number 0-23181

PAULA FINANCIAL AND SUBSIDIARIES

401(K) RETIREMENT SAVINGS PLAN
(Full title of Plan)

PAULA FINANCIAL
87 E. Green Street, Suite 206
Pasadena, CA 91105

(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Index to Financial Statements, Supplemental Schedules and Exhibit

Item

Independent Auditor’s Report

Statement of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2002

Notes to Financial Statements

Schedule G Part I – Schedule of Loans or Fixed Income Obligations In Default or Classified as Uncollectible – December 31, 2002

Schedule H Item 4i – Schedule of Assets Held for Investment Purposes at End of Year – December 31, 2002

Signatures

Exhibit 23 - Consent of Independent Auditor

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Index to Financial Statements and Supplemental Schedules

Independent Auditor’s Report

Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2002

Notes to Financial Statements

Schedule G Part 1 Schedule of Loans or Fixed Income Obligations In Default or Classified as Uncollectible – December 31, 2002

Schedule H Item 4i - Schedule of Assets Held for Investment Purposes At End of Year- December 31, 2002

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

INDEPENDENT AUDITOR’S REPORT

To the Administrative Committee of
The PAULA Financial And Subsidiaries
401 (K) Retirement Savings Plan

I have audited the accompanying statements of net assets available for plan benefits of PAULA Financial and Subsidiaries 401 (K) Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. My responsibility is to express an opinion on these statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of PAULA Financial and Subsidiaries 401 (K) Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in net assets for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) loans or fixed income obligations in default or classified as uncollectible and (2)  assets held for investment purposes at end of year are presented for the purpose of additional analysis and are not part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peter T. Manahan
Certified Public Accountant

Covina, California
June 13, 2003

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001
Assets

Investments:
Group annuity contracts, at contract value	$4,478,823	$5,000,864
Pooled separate accounts, at fair value	3,298,615	4,894,586
Loans to participants, at cost net of $2,355 valuation allowance at 12/31/02	419,835	896,774
	8,197,273	10,792,224
Receivables:
Employer’s contribution	2,342	10,102
Participants’ contributions	11,395	25,042
Accrued interest	1,928	8,582
	15,665	43,726

Total assets	8,212,938	10,835,950

Liabilities	—	—

Net assets available for Plan benefits	$8,212,938	$10,835,950

See accompanying notes to financial statements.

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2002

2002
ADDITIONS
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value	$(1,303,379)
Interest and dividends	252,905
(1,050,474)
Contributions:
Participants	518,231
Employer	182,338
700,569
TOTAL ADDITIONS	(349,905)

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	1,978,340
Loans distributed to participants	274,873
Loan to participant valuation decrease	2,355
Administrative expenses	17,539
TOTAL DEDUCTIONS	2,273,107

NET DECREASE	(2,623,012)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	10,835,950
END OF YEAR	$8,212,938

See accompanying notes to financial statements.

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2002

(1)         Plan Description

The PAULA Financial and Subsidiaries 401(K) Retirement Savings Plan (the Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Plan is a voluntary defined contribution retirement savings plan which qualifies as a salary deferral plan under Sections 401(k) of the Internal Revenue Code and is sponsored by PAULA Financial on behalf of itself and its various subsidiaries (the Company).  The Plan offers tax deferral, payroll deduction and several options for investing.  Plan participants should refer to the Plan agreement for more complete information.

Eligibility

The Plan covers all regular, full-time, salaried employees of the Company provided they have attained age 21. Employees can begin contributions on the first day of the calendar quarter following date of hire. Company matching begins after they have completed one year of eligible service.

Contributions

Participants in the Plan may contribute, on a tax-deferred basis, from 1% to 17% of their compensation (as defined by the Plan), limited to the maximum amount allowable by the Internal Revenue Code.  This limitation amount is adjusted annually for inflation and is $11,000 for 2002.  Participants may suspend contributions or change their account balances among investment options at any time.  Participants can only resume previously suspended contributions at the beginning of each fiscal quarter.  The Company provides a matching contribution of $0.50 per $1.00 contributed up to the first six percent of compensation contributed.

With the Plan administrator’s approval, distributions from other qualified plans can be deposited into a rollover account in the Plan.

Participants in the Plan are able to invest their deferred compensation, Company matching contributions and rollover funds in various fund alternatives. In 2002 certain fund options were added. The following identifies the funds:

Fund 1 - CIGNA Guaranteed Income Fund

Fund 2 - Fidelity Advisor Growth Opportunities Fund

Fund 3 - Balanced I/Wellington Mgmt

Fund 4 - American Century Ultra Account

Fund 5 – Credit Suisse Emerging Growth

Fund 6 - PAULA Financial Common Stock

Fund 7 - CIGNA Lifetime 20

Fund 8 - CIGNA Lifetime 40

Fund 9 - S&P 500 Index (formerly CIGNA Stock Market Index)

Fund 10 - Janus Worldwide

Fund 11 – CIGNA Lifetime 30 (new in 2002)

Fund 12 - CIGNA Lifetime 50 (new in 2002)

Fund 13 - Large Cap Value/Wellington Mgmt

Fund 14 - Mid Cap Value/Wellington Mgmt

Fund 15 - Small Cap Value/Sterling Capital (new in 2002)

Fund 16 - Small Cap Growth/Times Square (new in 2002)

Fund 17 - Core Bond Fund

Fund 18 holds the participant loans.

Vesting

Participants become immediately vested in both their voluntary tax-deferred contributions and the Company matching contributions.

Benefits

Upon retirement, attaining age 59 ½, termination, death, permanent disability or proven financial hardship, participants or their beneficiaries are entitled to receive their vested benefits.

Participant Account Balances

Separate accounts are maintained for each participant’s tax-deferred contributions, Company matching contribution balances and rollover funds.  Earnings of the various funds are allocated to the participant balances according to the ratio that a participant’s account balance in a given fund bears to the total of all account balances in the fund.

Participant Loans

The plan permits participant loans that meet the requirements specified by applicable sections of the Internal Revenue Code.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

(2)         Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

Investments

Investments are stated at fair value as reported by Connecticut General Life Insurance Company (CIGNA), the carrier of Plan investments.  Net appreciation or depreciation resulting from revaluation of investments to fair value is reflected in the statements of changes in net assets available for Plan benefits and includes investments bought and sold, as well as held, during the year.

Administrative Expenses

Administrative expenses relating specifically to the Plan for maintenance, valuation and distribution of participants’ account balances, trustee fees, and other expenses relating to outside services provided to the Plan are paid by the Company.  Additionally, general administrative expenses incurred by the Plan, such as salary and office space costs, are absorbed by the Company.

(3)         Trust Fund

CG Trust Company (an affiliate of CIGNA) has been retained by the Plan as the trustee for the Plan’s trust fund.  The trustee is authorized to act on the directive of the Plan Committee which consists of five employees of the Company.  CIGNA is the carrier for the Plan’s investments.

The trust fund consists of four types of assets: group annuity contracts, pooled separate accounts, loans to participants and cash.  Investments in the above types of assets are made at the direction of the Plan participants.

(4)         Federal Income Taxes

The Plan has received a letter of determination from the Internal Revenue Service that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

(5)         Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

Schedule 1

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Schedule G  Part 1 - Schedule of Loans or Fixed Income Obligations in Default or Classified As Uncollectible
December 31, 2002

EIN: 95-4640368

Plan 002

Identity and address of obligor	Original amount of loan	Amount received during reporting year		Unpaid balance at end of year

Detailed description of loan including dates of making And maturity, interest rate, the type and value of Collateral, any renegotiation of the loan and terms of the renegotiation, and other material items

						Amount Principal	Overdue Interest
		Principal	Interest

George Palmer 2928 Weald Way #1423 Sacramento, CA 95833	$17,500	—	—	$11,850	Promissory note dated 6/30/94 payable in 60 monthly installments of $352.86 including interest at 7.75%. Note is secured by participant’s vested account which was $37,605.84 at 12/31/02. 4/30/96 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately. The trustee issued a 1996 Form 1099-R.	$11,850	$—

Leina Butler 120 W. Grand #105 Alhambra, CA 91801	$1,000	$219.63	$22.70	$780	Promissory note dated 12/7/01 payable in 48 semi-monthly installments of $22.03 including interest at 5.50%. 6/15/02 was the last date payment was received. This note is unsecured at 12/31/02 since the participant’s account was distributed in 2002. The trustee issued a Form 1099-R in 2003.This note was valued at $0 for 2002.	$780	$13

Identity and address of obligor	Original amount of loan	Amount received during reporting year		Unpaid balance at end of year

Detailed description of loan including dates of making And maturity, interest rate, the type and value of Collateral, any renegotiation of the loan and terms of the renegotiation, and other material items

						Amount Principle	Overdue Interest
		Principal	Interest

Leina Butler 120 W. Grand #105 Alhambra, CA 91801	$2,800	$270.95	$75.37	$1,575	Promissory note dated 12/31/99 payable in 120 semi-monthly installments of $28.86 including interest at 8.75%. 6/15/02 was the last date payment was received. This note is unsecured at 12/31/02 since the participant’s account was distributed in 2002. The trustee issued a Form 1099-R in 2003.This note was valued at $0 for 2002.	$1,575	$40

Robert Encinas 1037 Ruddock St. Covina, CA 91724	$3,000	$346.79	$24.13	$362	Promissory note dated 11/25/97 payable in 120 semi-monthly installments of $30.91 including interest at 8.75%. Note is secured by participant’s vested account which was $40,313.85 at 12/31/02. 6/15/02 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$362	$9

Identity and address of obligor	Original amount of loan	Amount received during reporting year		Unpaid balance at end of year

Detailed description of loan including dates of making And maturity, interest rate, the type and value of Collateral, any renegotiation of the loan and terms of the renegotiation, and other material items

						Amount Principle	Overdue Interest
		Principal	Interest

Kathy Garcia 3722 Princeton St. Los Angeles, CA 90023	$7,000	$818.52	$220.20	$4,587	Promissory note dated 11/15/00 payable in 96 semi-monthly installments of $86.56 including interest at 8.75%. Note is secured by participant’s vested account which was $16,995.29 at 12/31/02. 6/15/02 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$4,587	$117

Joyce Ison 1906 Viola Ct. West Covina, CA 91792	$5,000	$479.98	$136.48	$4,520	Promissory note dated 2/25/02 payable in 120 semi-monthly installments of $47.42 including interest at 5.25%. Note is secured by participant’s vested account which was $24,035.37 at 12/31/02. 9/30/02 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$4,520	$59

Identity and address of obligor	Original amount of loan	Amount received during reporting year		Unpaid Balance at end of year

Detailed description of loan including dates of making And maturity, interest rate, the type and value of Collateral, any renegotiation of the loan and terms of the renegotiation, and other material items

						Amount Principle	Overdue Interest
		Principal	Interest

Joyce Ison 1906 Viola Ct. West Covina, CA 91792	$18,100	$2,634.91	$907.59	$11,652	Promissory note dated 8/22/00 payable in 120 semi-monthly installments of $186.50 including interest at 8.75%. Note is secured by participant’s vested account which was $24,035.37 at 12/31/02. 9/30/02 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$11,652	$255

Elvira Pallares 110 W. Maple St. #6 Glendale, CA 91204	$1,000	$160.90	$28.94	$574	Promissory note dated 1/12/01 payable in 72 semi-monthly installments of $15.82 including interest at 8.75%. Note is secured by participant’s vested account which was $6,372.99 at 12/31/02. 6/15/02 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$574	$15

Identity and address of obligor	Original amount of loan	Amount received during reporting year		Unpaid Balance at end of year

Detailed description of loan including dates of making And maturity, interest rate, the type and value of Collateral, any renegotiation of the loan and terms of the renegotiation, and other material items

						Amount Principle	Overdue Interest
		Principal	Interest

Linda Riel 17304 Villa Park St. La Puente, CA 91744	$14,000	$1,575.88	$876.54	$9,371	Promissory note dated 8/16/00 payable in 120 semi-monthly installments of $144.26 including interest at 8.75%. Note is Secured by participant’s vested account which was $28,056.30 at 12/31/02. 8/15/02 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$9,371	$239

Linda Riel 17304 Villa Park St. La Puente, CA 91744	$22,474	$3,336.99	$975.53	$9,122	Promissory note dated 5/25/99 payable in 120 semi-monthly installments of $231.57 including interest at 8.75%. Note is secured by participant’s vested account which was $28,056.30 at 12/31/02. 8/15/02 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$9,122	$233

Identity and address of obligor	Original amount of loan	Amount received during reporting year		Unpaid Balance at end of year

Detailed description of loan including dates of making And maturity, interest rate, the type and value of Collateral, any renegotiation of the loan and terms of the renegotiation, and other material items

						Amount Principle	Overdue Interest
		Principal	Interest

Rick Tunell P.O. Box 3087 Crestline, CA 92325	$3,291	$261.79	$94.49	$3,008	Promissory note dated 11/20/01 payable in 130 bi-weekly installments of $29.69 including interest at 6.50%. Note is secured by participant’s vested account which was $3,004.54 at 12/31/02. 6/15/02 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$3,008	$57

Rick Tunell P.O. Box 3087 Crestline, CA 92325	$1,246	$119.62	$22.58	$494	Promissory note dated 11/25/98 payable in 130 bi-weekly installments of $11.85 including interest at 8.75%. Note is secured by participant’s vested account which was $3,004.54 at 12/31/02. 6/15/02 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$494	$13

Identity and address of obligor	Original amount of loan	Amount received during reporting year		Unpaid balance at end of year

Detailed description of loan including dates of making And maturity, interest rate, the type and value of Collateral, any renegotiation of the loan and terms of the renegotiation, and other material items

						Amount Principle	Overdue Interest
		Principal	Interest

Laurie Herrling 27341 Linden Lane Valencia, CA 91354	$4,110	$337.86	$52.20	$2,189	Promissory note dated 8/29/00 payable in 72 semi-monthlyInstallments of $65.01 including interest at 8.75%. Note is secured by participant’s vested account which was $15,710.12 at 12/31/02. 3/15/02 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$2,189	$56

Schedule 2

PAULA FINANCIAL AND SUBSIDIARIES

401(K) RETIREMENT SAVINGS PLAN

Schedule H Item 4i - Schedule of Assets Held for Investment Purposes At End of Year

December 31, 2002

EIN: 95-4640368

Plan 002

Identity of issue, Borrower, lessor Or similar party	Description	Current Value

	Group Annuity Contracts

Connecticut General Life Insurance Co. (CIGNA)	General Asset Fund Guaranteed Income Fund - Contribution period 7/1/95 to 12/31/02, annual effective interest rate for 2002 is 5.35%	$4,478,823

	Total General Asset Fund	4,478,823

	Pooled Separate Accounts

	Fidelity Advisor Growth Opportunities Fund	464,888

	Balanced I/Wellington Mgmt	252,144

	American Century Twentieth Century Ultra Fund	550,712

	Credit Suisse Emerging Growth	203,493

Nat’l Financial Services	PAULA Financial Common Stock	586,405

	CIGNA Lifetime 20	94,056

	CIGNA Lifetime 40	90,697

	CIGNA Stock Market Index	481,761

	Janus Worldwide	330,787

	CIGNA Lifetime 30	67

Identity of issue, borrower, lessor or similar party	Description	Current Value

	CIGNA Lifetime 50	307

	Large Cap Value/Wellington Mgmt	2,190

	Mid Cap Value/Wellington Mgmt	51,781

	Small Cap Value/Sterling Captial	20,299

	Small Cap Growth/Times Square	15,484

	Core Bond Fund	153,544

	Total Pooled Separate Accounts	3,298,615

	Participant Loans

	62 Notes receivable from participants, secured by participants’ vested interests in Plan, interest rates at December 31, 2002 range from 4.75% to 9.5%, principal and interest due through May 2009	422,190

	Valuation allowance	(2,355)

	Net Participant Loans	419,835

	Total investments	$8,197,273

See accompanying independent auditor’s report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2003	PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN

	By:	/s/ Deborah S. Maddocks
Vice President - Finance